                                                                                                                                           (Letterhead of Baker & McKenzie LLP)

February 5, 2008

Robert Telewicz
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Redwood Mortgage Investors VIII
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 30, 2007
Form 10-Q for Quarterly Period Ended
September 30, 2007
Filed November 14, 2007
File No. 000-27816

Dear Mr. Telewicz:

On behalf of our client, Redwood Mortgage Investors VIII (the “Company” or “Redwood”) and as a follow up to our telephone conference call, we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of January 8, 2008.  The following discussion and answers to your inquiries have been presented in numbered paragraphs to confirm to the numbered paragraphs in your letter.  For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

5. Real Estate Held for Sale, page 46

1.
We have considered your response to our prior comment a. Explain to us how the policies described in your response conform to the requirements of SFAS 144. Specifically, it appears from your disclosure in footnote 5 to your financial statements that you own several operating properties that are held for sale. We are unclear how you are applying the guidance in paragraphs 41 through 44 of SFAS 144 in these instances.

In response to this comment, in future filings, we will delete the phrase “operating results” from footnote 5.  With respect to the two uses of such phrase in the existing footnote 5, we were alluding to the maintenance costs of the building such as utilities and property taxes and costs to make the property more saleable.  These properties are not being rented and we agree that they therefore do not have “operating results”.  Should circumstances change, we will then evaluate whether the use of that phrase is appropriate.

In evaluating whether the disposal of foreclosed assets should be accounted for as discontinued operations under SFAS 144, we have reviewed and evaluated the applicability of the guidance provided in paragraphs 41 through 44 and paragraph 4, in addition to the guidance provided by paragraph 10 of SFAS 131. In accordance with this guidance, we believe that the foreclosure and subsequent disposal of real estate owned should not be classified as discontinued operations for two reasons.

First, with respect to the properties described in footnote 5 to the 2006 Form 10-K financial statements and the properties that Redwood currently owns, these properties do not have operations and accordingly, we believe that it would not be logical to account for them as discontinued operations.  Accounting for them as discontinued operations might potentially mislead investors.  Our foreclosed properties are not engaged in business activities. There are no revenues earned or expenses incurred other than certain maintenance costs such as property taxes and utilities, as applicable. As the assets are not operated, there are no operating results nor is there discrete financial information available that is reviewed with respect to performance. Occasionally, we may place the foreclosed property in a limited liability company. The purpose of doing this, however, is to protect Redwood from potential liability, not for financial reporting or operational purposes.

Second, in general, we do not believe the foreclosure and subsequent disposal of properties comprises operations and cash flows that are clearly distinguished, operationally and for financial reporting purposes.  Foreclosure and subsequent disposal is a normal course of our ongoing mortgage lending business operations and is a standard mortgage industry method to recover the original loan balance.

Additionally, we believe the guidance in Rule 9-04 of Article 9, Bank Holding Companies, of Regulation S-X suggests that any gains or losses on the sale of other real estate should be included in other expenses as a separate line item. To date, any realized gains or losses related to the disposal of collateral acquired through the foreclosure process have not been material. Additionally, any expenses incurred related to foreclosed assets (e.g., property taxes) have not been material.

1.
Continued: Additionally, you have several properties that have been held for sale in excess of one year that remain held for sale. We are unclear how you are applying paragraph 31 of SFAS 144 in these instances. In your response make specific references to the guidance in SFAS 144 and any other authoritative accounting literature to support your position.

In evaluating whether a particular property should be classified as held for sale under SFAS 144, we follow the guidance of paragraphs 30 through 34. Depending on the particular property, the required sales cycle can be a lengthy process. In such situations, we will evaluate whether paragraph 31 allows for the property to be classified as held for sale when circumstances extend the period required to complete the sale beyond one year.

We are currently in the process of preparing our annual financial statements to be included in our 2007 Form 10-K. As part of this process, we will evaluate each property to determine if the criteria of paragraph 30 are met in which case the property would be classified as held for sale. Property not meeting the criteria of paragraph 30 will be classified as held.

If circumstances arise such that the criteria in paragraph 30 of SFAS 144 are no longer met, property previously classified and reported as held for sale will be classified as held in accordance with paragraph 38 of SFAS 144.

If it is determined that property previously classified and reported as held for sale did not meet the criteria of paragraph 30 at the time of disclosure, it will be classified as held for the prior periods presented in accordance with paragraph 30 of SFAS 144 and the provisions of SFAS 154, as applicable.

If the responses set forth above do not resolve the Staff’s comments in its January 8th letter, please call me at the number listed above as we believe it would be more expeditious to discuss first any questions or unresolved matters.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc:            Michael R. Burwell,

Redwood Mortgage Investors

SJS/lb